

Mail Stop 3720

February 20, 2008

Via U.S. Mail

Mr. Kenneth R. Meyers
Chief Financial Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, IL 60602

      RE: Telephone and Data Systems, Inc.
               Form 10-K for the Year ended December 31, 2006
               Filed June 19, 2007
               File No. 001-14157

Dear Mr. Meyers:

      We have reviewed your response letter dated November 21, 2007 and have the following comment. Please respond to our comment by March 5, 2008, or tell us by that time when you will provide us with a response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please confirm in writing that you will comply with the below comment in future filings and also explain to us how you intend to comply. Please understand that after our review of all of your response, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.1

Information As Expected To Be Included in 2007 Proxy Statement

Long-Term Equity Compensation, page 51

1.   We have considered your response to comment nine in our letter dated October 31, 2007. To the extent that you use similar data in the future for purposes of benchmarking compensation, please identify all of the benchmarked companies. See Regulation S-K Item 402(b)(2)(xiv). So that investors may better understand the kind of benchmarking information you used in determining the target allocation of long-term compensation awards and performance multiples for your named executive officers, explain in detail the types of companies included in the benchmarking survey and discuss why you chose to benchmark this element of compensation to a broader group of companies than the peer group of companies identified on page 49 of your definitive proxy statement.

        Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any questions.

                                Sincerely,

                                /s/ Larry Spirgel
                                Assistant Director

Cc: Alfred N. Sacha
        Sidley Austin LLP
        Via facsimile: (312) 853-7036